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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9
                              (Amendment No. 11)

                    SOLICITATION/RECOMMENDATION Statement
                     PURSUANT TO SECTION 14(D)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                    AMERICAN BANKERS INSURANCE GROUP, INC.
                          (Name of Subject Company)

                    AMERICAN BANKERS INSURANCE GROUP, INC.
                     (Name of Person(s) Filing Statement)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE,
               INCLUDING THE ASSOCIATED SERIES C PARTICIPATING
                       PREFERRED STOCK PURCHASE RIGHTS
                        (Title of Class of Securities)

                                  24456 10 5
                    (CUSIP Number of Class of Securities)

                               GERALD N. GASTON
             Vice Chairman, President and Chief Executive Officer
                    American Bankers Insurance Group, Inc.
                           11222 Quail Roost Drive
                             Miami, FL 33157-6596
                                (305) 253-2244
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications
                 on Behalf of the Person(s) Filing Statement)

                                  COPIES TO:

          Morton A. Pierce, Esq.           Josephine Cicchetti, Esq.
          Jonathan L. Freedman, Esq.       Jorden Burt Boros Cicchetti
          Dewey Ballantine LLP             Berenson & Johnson LLP
          1301 Avenue of the Americas      777 Brickell Avenue, Suite 500
          New York, NY 10019               Miami, FL 33131
          (212) 259-8000                   (305) 371-2600


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   This Amendment No. 11 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9, dated February 6, 1998 (the "Schedule 14D-9") of American Bankers Insurance Group, Inc., a Florida Corporation (the "Company"), filed in connection with the Cendant Offer as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein

ITEM 2. TENDER OFFER OF THE BIDDER

   The response to Item 2 is hereby amended and restated as follows:

   This statement relates to the tender offer by Season Acquisition Corp. ("Purchaser"), a New Jersey corporation and a wholly-owned subsidiary of Cendant Corporation, a Delaware corporation ("Cendant"), to purchase 23,501,260 Shares at a price of $67.00 per Share, net to the seller in cash, without interest thereon, as disclosed in the Tender Offer Statement on
Schedule 14D-1, dated January 27, 1998 as amended and supplemented through the date hereof (the "Schedule 14D-1"), filed by Purchaser and Cendant with the Securities and Exchange Commission (the "SEC"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 1998, as amended and supplemented through the date hereof (as so amended and supplemented, the "Offer to Purchase") and the related Letter of Transmittal, as amended and supplemented through the date hereof (which together constitute the "Cendant Offer").

   The Cendant Offer is now being made pursuant to an Agreement and Plan of Merger, dated as of March 23, 1998, by and among Cendant, Purchaser and the Company (the "Cendant Merger Agreement"). The Cendant Merger Agreement provides, among other things, in addition to providing for the Cendant Offer, that, subject to the terms and conditions of the Cendant Merger Agreement, as soon as possible following the expiration of the Cendant Offer, the Company will be merged with and into Purchaser (the "Cendant Merger") and each then-outstanding Share will be converted into, and become exchangeable for, that number of shares of Common Stock, par value $0.01 per share, of Cendant ("Cendant Common Stock") equal to the amount derived by dividing $67.00 by the average of the closing price per share of Cendant Common Stock for the ten trading days ending on the third trading day prior to the date of consummation of the Cendant Merger. In addition, pursuant to the Cendant Merger, each outstanding share of Preferred Stock will be converted into one share of Cendant preferred stock having substantially similar terms to the Preferred Stock, except that such shares will be convertible into shares of Cendant Common Stock.

   The Schedule 14D-1 states that the principal executive offices of Cendant and Purchaser are located at 6 Sylvan Way, Parsippany, New Jersey 07054.

ITEM 3. IDENTITY AND BACKGROUND

   The response to Item 3 is hereby amended and supplemented as follows:

 Amendments to Severance Agreements

   American Bankers is currently a party to severance agreements (the "Severance Agreements") with Messrs. Gerald Gaston, Floyd Denison, Michael Ray, Stephen T. Williams, Leonardo F. Garcia, Jason J. Israel, Thomas Hayes, Arthur Heggen, R. Kirk Landon, Jay Fuchs, Eugene Becker, Sanford Neubarth, and Philip Bruce Camacho (each, an "Officer", and collectively "Officers"). Pursuant to the Cendant Merger Agreement, American Bankers has agreed to enter into and cooperate with Cendant in Cendant's attempts to cause the Officers to enter into amendments to the Severance Agreements. Assuming each such Officer terminated employment immediately following the consummation of the Cendant Offer for Good Reason or under certain other circumstances (as defined in the amended severance agreements), the estimated aggregate amount payable to such Officers pursuant to the amended severance agreements as a result of such terminations of employment would be approximately $23.2 million.

   Severance Agreements that were entered into prior to 1989 (the "Prior Severance Agreements") provide that an Officer is entitled to receive payment of an amount (the "Designated Amount") equal to twice the Officer's Current Annual Salary (as defined in the Prior Severance Agreement) in the event that American Bankers is Merged or Sold (as defined in the Prior Severance Agreement), regardless of whether the Officer had terminated his employment. Under the terms of the Prior Severance Agreements,

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American Bankers would be treated as having been Merged or Sold as a result of the consummation of the Cendant Offer, and the Officers would be entitled to payment of an amount equal to the Designated Amount. The proposed amendment to the Prior Severance Agreements would provide (i) that no payment will be due to an Officer solely as a result of American Bankers being Merged or Sold, and (ii) that upon the termination of the employment of the Officer for Good Reason (as defined in the proposed amendment) or under certain other circumstances during the 24-month period following the date on which American Bankers is Merged or Sold (as defined in the Prior Severance Agreement), the Officer would be entitled to receive payment of an amount equal to the Designated Amount.

   Severance Agreements that were entered into after 1988 (the "Recent Severance Agreements") provide that if, within 24 months following a Change of Control (as defined in the Recent Severance Agreements) of American Bankers, an Officer in good faith determines that there has been a significant adverse change in circumstances affecting such Officer's position or status within American Bankers, such Officer may terminate his employment and be entitled to receive payment of an amount (the "Maximum Amount") equal to the maximum amount that will not constitute a "parachute payment" as defined in Section 280G of the Internal Revenue Code of 1986, as amended (or any successor provision or, if no such provision exists, as defined in such provision immediately prior to its repeal) and as calculated by American Bankers' independent auditors. The Recent Severance Agreements also provide that within fifteen (15) business days following the occurrence of a Change in Control (as defined in the Recent Severance Agreements) of American Bankers, American Bankers is required to deposit with an escrow agent an amount (the "Escrow Deposit") equal to the Maximum Amount calculated as of the date of such Change in Control. The proposed amendment to the Recent Severance Agreements would provide (i) that American Bankers is not required to make any Escrow Deposit in respect of a Change in Control (as defined in the Recent Severance Agreements) resulting from the consummation of the Cendant Offer, (ii) that the provision permitting the Officer to resign in the event of a significant adverse change in circumstances during the 24-month period following a Change in Control (as defined in the Recent Severance Agreements) be modified to provide that the Officer shall be permitted to terminate employment during such 24-month period and receive payment of an amount equal to the Maximum Amount only if such termination is for Good Reason (as defined in the proposed amendment).

 Amendment to Options

   The Company intends to amend options to purchase 26,000 Shares granted under the 1997 Equity Incentive Plan (the "1997 Incentive Plan") to the directors of the Company at the time of the 1997 Annual Meeting of Shareholders of the Company to provide that such options will, prior to the consummation of the Cendant Offer, become immediately vested and exercisable. In the absence of such amendments, such options would have become vested and exercisable on May 23, 1998 in accordance with the 1997 Incentive Plan.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

   The response to Item 4 is hereby amended and supplemented as follows:

   On March 16, 1998, Cendant revised the Cendant Offer to increase the value of the Cendant Offer to cash and stock with a value of $67 per Share. On March 18, the Company, Cendant and AIG entered into a settlement agreement which, among other things, permitted the Company for a limited period of time to terminate the Amended AIG Merger Agreement and enter into a merger agreement with Cendant.

   On March 20, 1998, the Board of Directors met to consider the Cendant Merger Agreement. The Board considered the events since the commencement of the Cendant Offer, the terms and conditions of the Cendant Offer and Cendant Merger Agreement and the presentations of its legal and financial advisors. At the meeting, the Board of Directors determined, in light of all of the circumstances and for the reasons set forth below, (i) that the Cendant Offer and the Cendant Merger are fair to, and in the best interest of, the Company and the shareholders of the Company, (ii) to approve and adopt and recommend that the shareholders approve and adopt the Cendant Merger Agreement and the transactions contemplated thereby, (iii) to recommend that the shareholders of the Company ACCEPT the Cendant Offer and tender their shares pursuant thereto and (iv) to terminate the AIG Amended Merger

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Agreement. A form of letter to shareholders communicating the Board of
Directors' recommendation is filed as Exhibit 39 hereto and is incorporated herein by reference.

   In reaching the conclusions described above, the Board of Directors made certain judgments and considered many factors, including the following:

   o The fact that the Cendant Offer currently contemplates a price of $67 per Share, a 15.5% premium over the $58 per Share that was offered in the Proposed AIG Merger.

   o The fact that following discussions with members of Cendant's senior management, a due diligence review of Cendant conducted by the Company, and attendance at the regulatory hearings at which Cendant responded to the questions previously submitted by the Company, the Company's management was better able to assess, among other things, Cendant's financial strength, its ability to own and operate an insurance company and its business plans for the Company following consummation of the Cendant Offer, including its treatment of accounts, employees and policyholders.

   o The oral opinion of Salomon Smith Barney delivered on March 20, 1998 (which it subsequently confirmed by deliver of a written opinion dated March 20, 1998) that as of the date of such opinion, and based upon and subject to certain matters stated therein, the Cendant Offer Common Stock Consideration (as defined in such opinion) and the Cendant Offer Preferred Stock Consideration (as defined in such opinion) was fair, from a financial point of view, to the holders of Common Stock and Preferred Stock, respectively. A copy of the Salomon Smith Barney written opinion, which sets forth the assumptions made matters considered, and limitations on the review undertaken, is attached hereto as Exhibit 40 and is incorporated herein by reference in its entirety.

   The foregoing discussion of the information and factors considered by the American Bankers Board is not intended to be exhaustive. In view of the wide variety of factors considered, the American Bankers Board did not assign relative weights to the factors discussed above or determine that any factor was of particular importance. Rather, the American Bankers Board viewed its positions and recommendations as being based upon the totality of the information presented.

   On March 23, 1998, the Company entered into a Termination Agreement with AIG and AIGF, terminating the Amended AIG Merger Agreement, the Stock Option Agreement and the Voting Agreement. Consequently, the shareholder meetings relating to the Proposed AIG Merger have been cancelled. In accordance with the Settlement Agreement, the Company paid to AIG a termination fee of $100 million concurrently with the execution of the Termination Agreement. Also on March 23, 1998, the Company entered into the Cendant Merger Agreement. A summary of the terms and conditions of the Cendant Merger Agreement is contained in and incorporated herein by reference from pages 4 to 12 of the supplement to Cendant's Offer to Purchase which is being mailed to shareholders together with this Schedule 14D-9 and is filed with the SEC as an exhibit Cendant's Schedule 14D-1. The summary is qualified in its entirety by reference to the Cendant Merger Agreement. Copies of the Termination Agreement and the Cendant Merger Agreement are filed as Exhibit 41 and
Exhibit 42 hereto and incorporated by reference herein in their entirety.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

   The response to Item 6(b) is hereby amended and supplemented as follows:

   (b) To the best knowledge of the Company, all of the Company's executive officers, directors and affiliates currently intend to tender to Purchaser all Shares which are currently held of record or beneficially owned by such persons, subject to applicable tax and securities laws and personal considerations.

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

   The response to Item 8 is hereby amended and supplemented as follows:

 Opinion of Salomon Smith Barney

   Salomon Smith Barney was retained by American Bankers to act as its financial advisor in connection with the proposed transactions. In connection with such engagement, American Bankers requested that Salomon Smith Barney evaluate the fairness, from a financial point of view, to holders of Common Stock and to holders of Preferred Stock of the consideration to be received by such holders pursuant to the terms of the proposed transactions. On December 21, 1997, at a meeting of the American Bankers Board held to evaluate the merger contemplated by the original AIG Merger Agreement, Salomon Smith Barney delivered an oral opinion (subsequently confirmed by delivery of a written opinion dated December 21, 1997) to the American Bankers Board to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Common Stock merger consideration that would have been payable in the proposed merger was fair, from a financial point of view, to the holders of Common Stock, and the Preferred Stock merger consideration that would have been payable in the proposed merger was fair, from a financial point of view, to the holders of Preferred Stock. On February 27, 1998, at a meeting of the American Bankers Board to evaluate the Merger contemplated by the Amended AIG Merger Agreement, Salomon Smith Barney delivered an oral opinion (subsequently confirmed by delivery of a written opinion dated February 27, 1998) to the American Bankers Board to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Common Stock merger consideration that would have been payable in the proposed merger was fair, from a financial point of view, to the holders of Common Stock, and the Preferred Stock merger consideration that would have been payable in the proposed merger was fair, from a financial point of view, to the holders of Preferred Stock.

   On March 20, 1998, at a meeting of the American Bankers Board to evaluate the Cendant Offer and the Cendant Merger, Salomon Smith Barney delivered on oral opinion (subsequently confirmed by delivery of a written opinion dated March 20, 1998) to the American Bankers Board to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Cendant Offer Common Stock Consideration was fair from a financial point of view, to the holders of Common Stock, and the Cendant Offer Preferred Stock Consideration was fair, from a financial point of view, to the holders of Preferred Stock. As used in this summary, the term "Cendant Merger" shall also include the Cendant Offer.

   In arriving at its opinion dated March 20, 1998, Salomon Smith Barney reviewed a draft of the Cendant Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of American Bankers and certain senior officers and other representatives and advisors of Cendant concerning the businesses, operations and prospects of American Bankers and Cendant. Salomon Smith Barney examined certain publicly available business and financial information relating to American Bankers and Cendant as well as certain financial forecasts for American Bankers (including both the May Projections and the December Projections (as such terms are defined below)) and Cendant and other information and data for American Bankers and Cendant which were provided to or otherwise discussed with Salomon Smith Barney by the respective managements of American Bankers and Cendant, including information relating to certain strategic implications and operational benefits anticipated to result from the Cendant Merger. Salomon Smith Barney reviewed the financial terms of the Cendant Merger as set forth in the Cendant Merger Agreement in relation to, among other things:
(i) current and historical market prices and trading volumes of the Common Stock and Cendant Common Stock; (ii) the historical and projected earnings and other operating data of American Bankers and Cendant; and (iii) the capitalization and financial condition of American Bankers and Cendant. Salomon Smith Barney also considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which Salomon Smith Barney considered relevant in evaluating the Cendant Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Salomon Smith Barney considered relevant in evaluating those of American Bankers and Cendant. Salomon Smith Barney also

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evaluated the potential pro forma financial impact of the Cendant Merger on
Cendant. In addition to the foregoing, Salomon Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as Salomon Smith Barney deemed appropriate in arriving at its opinion. Salomon Smith Barney noted that its opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed to Salomon Smith Barney, as of the date of its opinion.

   In rendering its opinion dated March 20, 1998, Salomon Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Salomon Smith Barney. Salomon Smith Barney also assumed, with the consent of the American Bankers Board, that the final terms of the Cendant Merger Agreement reviewed by Salomon Smith Barney in draft form would not vary materially from the draft reviewed by Salomon Smith Barney. With respect to financial forecasts and other information and data furnished to or otherwise reviewed by or discussed with Salomon Smith Barney, the management of American Bankers and Cendant advised Salomon Smith Barney that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of American Bankers and Cendant as to the future financial performance of American Bankers and Cendant and the strategic implications and operational benefits anticipated to result from the Cendant Merger. Salomon Smith Barney's opinion, as set forth therein, relates to the relative values of American Bankers and Cendant. Salomon Smith Barney did not express any opinion as to what the value of the Cendant Common Stock or Cendant Series A Preferred Stock which will contain terms substantially similar to the terms of the Preferred Stock and will be convertible into Cendant Common Stock (the "Cendant Series A Preferred Stock") to be issued to holders of Preferred Stock in the Cendant Merger actually will be when issued pursuant to the Merger or the price at which the Cendant Common Stock or Cendant Series A Preferred Stock will trade subsequent to the consummation of the Cendant Merger. Salomon Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of American Bankers or Cendant nor did Salomon Smith Barney make any physical inspection of the properties or assets of American Bankers or Cendant. Salomon Smith Barney was not requested to and did not approach third parties or hold discussions with third parties to solicit indications of interest in the possible acquisition of American Bankers. No other limitations were imposed by American Bankers on Salomon Smith Barney with respect to the investigations made or procedures followed by Salomon Smith Barney in rendering its opinion.

   As noted above, in arriving at its opinions dated December 21, 1997, February 27, 1998 and March 20, 1998 to the American Bankers Board, Salomon Smith Barney reviewed and considered many things, including projections by American Bankers management of the financial condition and results of operations for American Bankers prepared in May 1997 (the "May Projections") and December 1997 (the "December Projections"). Salomon Smith Barney used the December Projections in performing the material financial analyses summarized below because the December Projections, which were prepared more than six months after the May Projections, reflected management's then current best estimates and judgments as to American Banker's future financial performance. Salomon Smith Barney has informed American Bankers that Salomon Smith Barney would have delivered its opinions to the American Bankers Board if it had used the May Projections rather than the December Projections in performing those analyses. In determining that it would have delivered those opinions to the American Bankers Board if it had used the May Projections in performing those analyses, Salomon Smith Barney assessed the cumulative affect of using the May Projections on all of its analyses and concluded that any variation would not have affected its overall conclusion as to fairness.

   In preparing its opinion dated March 20, 1998 to the American Bankers Board, Salomon Smith Barney performed a variety of financial and comparative analyses, including those described below performed by Salomon Smith Barney in connection with its opinion dated December 21, 1997. The summary of such analyses does not purport to be a complete description of the analyses underlying Salomon Smith Barney's opinion. The preparation of a financial opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses

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and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Salomon Smith Barney believes that its analyses must be considered as a whole and that selecting portions of such analyses or any of the individual factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, Salomon Smith Barney made numerous assumptions with respect to American Bankers, Cendant, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of American Bankers and Cendant. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Salomon Smith Barney's opinion dated March 20, 1998 and financial analyses were only one of many factors considered by the American Bankers Board in its evaluation of the Cendant Merger and should not be viewed as determinative of the views of the American Bankers Board or management with respect to the Cendant Merger.

   In connection with its opinion dated March 20, 1998, Salomon Smith Barney updated certain of the analyses it performed in preparing its opinion dated December 21, 1997, and reviewed the assumptions on which such analyses were based and the factors considered in such analyses. The following is a summary of the material financial analyses performed by Salomon Smith Barney in connection with its opinion dated December 21, 1997. In addition, to the extent Salomon Smith Barney updated any of these material financial analyses in connection with its opinion dated March 20, 1998, the following summarizes such updated analyses.

   Selected Insurance Transactions Analysis. Using publicly available information, Salomon Smith Barney analyzed the purchase price and implied transaction multiples paid in eight selected transactions in the insurance industry consisting of (target/acquiror): CapMAC Holdings, Inc./MBIA Inc., Omni Insurance Group/The Hartford Financial Services Group, Inc., Titan Holdings Inc./USF&G Corporation, Colonial Penn Group Inc./GE Capital Corp., American States Financial Corp./Safeco Corp., Johnson & Higgins/Marsh & McLennan Companies, Inc., AVEMCO Corporation/HCC Insurance Holdings, Inc. and Alexander & Alexander Services Inc./Aon Corporation (collectively, the "Selected Transactions"). Salomon Smith Barney compared the purchase prices in such transactions as multiples of, among other things, net income for the last 12 months computed in accordance with generally accepted accounting principles ("GAAP"), estimated GAAP net income for the next year and book value as of the most recent date. All multiples for the Selected Transactions were based on information available at the time of announcement of the transactions. Applying a range of selected multiples for the Selected Transactions of GAAP net income for the last 12 months, estimated GAAP net income for the next year and most recent book value of 16.0x to 21.0x, 15.0x to 19.0x and 2.20x to 2.90x, respectively, to corresponding financial data for American Bankers resulted in an average equity reference range for American Bankers of approximately $40.35 to $48.82 per share on a fully diluted basis.

   Selected Public Company Analysis. Using publicly available information, Salomon Smith Barney analyzed, among other things, the market values and trading multiples of American Bankers and eight selected publicly traded property and casualty insurance companies, consisting of: Allstate Corp., General Re Corp., HCC Insurance Holdings, Inc., MBIA Inc., Markel Corp., MGIC Investment Corp., Progressive Corp. and Vesta Insurance Group Inc. (collectively, the "Selected Companies"). Salomon Smith Barney compared, among other things, market values of the Selected Companies as multiples of, among other things, estimated calendar 1997 and calendar 1998 net operating income computed in accordance with GAAP, and GAAP book value as of September 30, 1997. Net income projections for the Selected Companies and American Bankers were based on estimates of selected investment banking firms. In connection with the opinion dated December 21, 1997, all multiples were based on closing stock prices as of December 19, 1997. Applying a range of selected multiples for the Selected Companies of estimated calendar 1997 and 1998 GAAP net operating income and GAAP book value as of September 30, 1997, of 18.0x to 22.0x, 16.0x to 19.0x and 2.20x to 3.00x, respectively, to corresponding

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financial data of American Bankers resulted in equity reference ranges for
American Bankers of approximately $42.46 to $49.88 per share on a fully diluted basis. In connection with its opinion dated March 20, 1998, Salomon Smith Barney updated the Selected Companies analysis based on closing stock prices of the Selected Companies as of March 20, 1998. It compared the market values for the Selected Companies based on such stock prices as multiples of, among other things, estimated calendar 1997 and 1998 GAAP net operating income and estimated GAAP book value as of December 31, 1997. Applying a range of selected multiples for the Selected Companies of estimated calendar 1997 and 1998 GAAP net operating income and GAAP book value as of September 30, 1997, of 18.5x to 23.5x, 17.0x to 21.0x and 2.65x to 3.35x, respectively, to corresponding financial data of American Bankers resulted in equity reference ranges for American Bankers of approximately $44.58 to $54.12 per share on a fully diluted basis.

   Salomon Smith Barney also compared the relationship between the price to book value multiples and projected return on average equity of the Selected Companies with that of American Bankers.

   No transaction, company or business used as a comparison in the "Selected Insurance Transactions Analysis" or "Selected Public Company Analysis" is identical to American Bankers, Cendant or the Cendant Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Selected Transactions, Selected Companies or the business segment, company or transaction to which they are being compared.

   Discounted Dividend Analysis. Salomon Smith Barney performed a discounted dividend analysis of the projected dividendable net income of American Bankers for fiscal years 1998 through 2002, based on internal estimates of the management of American Bankers. The range of the estimated terminal value for American Bankers at the end of the five-year period was calculated by applying terminal multiples ranging from 15.0x to 17.0x to American Bankers' projected 2003 net income, representing American Bankers' estimated value at December 31, 2002. The terminal value of American Bankers and projected dividendable net income of American Bankers for the five-year period were discounted to December 31, 1997 using rates ranging from 11% to 15%. This analysis resulted in an equity reference range for American Bankers of approximately $33.30 to $44.17 per share on a fully diluted basis.

   Pro Forma Merger Analysis. Salomon Smith Barney analyzed certain pro forma effects resulting from the Cendant Merger, including, among other things, the impact of the Cendant Merger on the projected earnings per share ("EPS") of Cendant (giving effect to certain incremental estimated pre-tax operating income estimated by Cendant to be realized from the Cendant Merger) for the fiscal years ending 1998 through 2002, based on internal estimates of the management of American Bankers in the case of information relating to American Bankers, and estimates of selected investment banking firms in the case of information relating to Cendant. The results of the pro forma merger analysis suggested that the Cendant Merger could be accretive to Cendant's EPS in each of the fiscal years analyzed. The actual results achieved by Cendant following the Cendant Merger may vary from projected results and the variations may be material.

   Other Factors and Comparative Analyses. In rendering its opinion, Salomon Smith Barney considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of: (i) the historical and projected financial results of American Bankers and Cendant;
(ii) the history of trading prices and volume for the Common Stock and Cendant Common Stock; (iii) premiums paid in selected stock-for-stock transactions in the insurance industry; and (iv) the pro forma ownership of the combined company.

   Pursuant to the terms of Salomon Smith Barney's engagement, American Bankers has agreed to pay Salomon Smith Barney for its services in connection with the Cendant Merger: (i) a retainer fee (the "Retainer Fee") of $100,000, which has been paid; and (ii) an additional fee of $1,000,000 (an "Opinion Fee"), which becomes payable upon delivery by Salomon Smith Barney of an opinion (whether oral or written, as requested by American Bankers) to the American Bankers Board as to whether the consideration to be received by American Bankers or its shareholders, as the case may be, in connection

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with either the transaction contemplated by the Cendant Merger Agreement or the Cendant Merger or a similar transaction with a party other than AIG or Cendant (each, a "Transaction") is fair to American Bankers or such shareholders from a financial point of view (provided, however, that the aggregate Opinion Fees payable shall not exceed $2,000,000). Aggregate Opinion Fees of $2,000,000 have become payable for the opinions of Salomon Smith Barney delivered on December 21, 1997 and February 27, 1998, of which $1,000,000 has been paid. In addition, American Bankers has agreed to pay Salomon Smith Barney a transaction fee (the "Transaction Fee") of $5.5 million (less the Retainer Fee and Opinion Fees), except that in the event a Transaction involves the purchase of shares of Common Stock, an additional fee will be payable as follows: (A) if the total consideration per share paid to or received by the shareholders of American Bankers is greater than $40.00 but less than or equal to $58.00, American Bankers will pay to Salomon Smith Barney an additional fee in the amount equal to the lesser of (x) $6.6 million and (y) 2% of the aggregate amount of such consideration paid to all American Bankers shareholders in excess of $40.00 per share; and (B) if the total consideration per share paid to or received by the shareholders of American Bankers is greater than $58.00, American Bankers will pay to Salomon Smith Barney an additional fee in an amount equal to (x) $6.6 million plus
(y) 1% of the aggregate amount of such consideration paid to all American Bankers shareholders in excess of $58.00 per share, provided, however, that the additional fee payable under this clause (B) shall not exceed $9.5 million. The Transaction Fee becomes payable upon the consummation of a Transaction. American Bankers has also agreed to reimburse Salomon Smith Barney for reasonable travel and other reasonable out-of-pocket expenses incurred by Salomon Smith Barney in performing its services, including the reasonable fees and expenses of its legal counsel, subject to a cumulative limit of $100,000, and to indemnify Salomon Smith Barney and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement.

   Salomon Smith Barney has advised American Bankers that, in the ordinary course of business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of American Bankers and Cendant for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney has in the past provided certain investment banking services to American Bankers unrelated to the Cendant Merger, for which services Salomon Smith Barney has received compensation. In addition, Salomon Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with American Bankers and Cendant.

   Salomon Smith Barney is a nationally recognized investment banking firm and was selected by American Bankers based on Salomon Smith Barney's experience, expertise and familiarity with American Bankers and its business. Salomon Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

   THE FULL TEXT OF THE WRITTEN OPINION OF SALOMON SMITH BARNEY DATED MARCH 20, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AND IS INCORPORATED HEREIN BY REFERENCE. SALOMON SMITH BARNEY HAS CONSENTED TO THE USE OF ITS OPINION IN THIS AMENDMENT TO SCHEDULE 14D-9. HOLDERS OF COMMON STOCK AND PREFERRED STOCK ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. SALOMON SMITH BARNEY'S OPINION IS DIRECTED TO THE AMERICAN BANKERS BOARD AND RELATES ONLY TO THE FAIRNESS OF THE CENDANT OFFER COMMON STOCK CONSIDERATION AND THE CENDANT OFFER PREFERRED STOCK CONSIDERATION FROM A FINANCIAL POINT OF VIEW TO HOLDERS OF COMMON STOCK AND TO HOLDERS OF PREFERRED STOCK, RESPECTIVELY, DOES NOT ADDRESS ANY OTHER ASPECT OF THE CENDANT MERGER OR RELATED TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER ANY HOLDER OF COMMON STOCK SHOULD TENDER SUCH SHAREHOLDER'S COMMON STOCK FOR CASH PURSUANT TO THE CENDANT OFFER OR RECEIVE

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CENDANT COMMON STOCK PURSUANT TO THE CENDANT MERGER. THE SUMMARY OF THE
OPINION OF SALOMON SMITH BARNEY SET FORTH IN THIS AMENDMENT TO SCHEDULE 14D-9 IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

 Amendment to the New Rights Agreement

   On March 20, 1998, the Company entered into an amendment to the New Rights Agreement which provided that the execution, delivery or commencement of the Cendant Merger Agreement and the transactions contemplated thereby, including the Cendant Offer, would not cause the New Rights to become exercisable, although any acquisition of Shares of Common Stock by Cendant, Purchaser or any of their affiliates, other than pursuant to the Cendant Merger Agreement may cause such entity to become an Acquiring Person (as defined in the New Rights Agreement).

 Regulatory Process

   On March 17 and March 19, 1998, the Florida Insurance Department began hearings with respect to the AIG and Cendant applications, respectively, to acquire control of the Company, during which each such applicant presented its direct case with respect to its application. Each of the hearings was then adjourned with the possibility of being reconvened in order for the opposing party to present its case in opposition to such application in the event of the non-termination of the Amended AIG Merger Agreement.

 Litigation

   In accordance with the Settlement Agreement, upon termination of the Amended AIG Merger Agreement, AIG, Cendant and the Company have agreed to cause the dismissal of all claims asserted in the litigation relating to AIG's and Cendant's respective efforts to acquire control of the Company.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 39 ....................  Letter, dated March 24, 1998, from the
                                 Company to the holders of Common Stock*

Exhibit 40 ....................  Written Opinion of Salomon Smith Barney,
                                 dated March 20, 1998*

Exhibit 41 ....................  Termination Agreement, dated as of March 23,
                                 1998, among the AIG, AIGF and the Company

Exhibit 42 ....................  Agreement and Plan of Merger, dated March
                                 23, 1998, among Cendant, Purchaser and the
                                 Company

Exhibit 43 ....................  Press Release, dated March 23, 1998, of the
                                 Company

Exhibit 44 ....................  Amendment Number One, dated as of March 20,
                                 1998, to the Rights Agreement dated as of
                                 February 19, 1998 between the Company and
                                 ChaseMellon Shareholder Services L.L.C. as
                                 Rights Agent
------------
* Included in copies mailed to shareholders of the Company

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                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      AMERICAN BANKERS INSURANCE GROUP, INC.
                                      By: /s/ GERALD N. GASTON
                                          ------------------------------------
                                          Name: Gerald N. Gaston
                                          Title: Chief Executive Officer,
                                                 President and Vice Chairman

Date:  March 24, 1998